February 15, 2013

By EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Kathy Cherko

Re: Annual Reports for the Putnam Funds (the “Funds”)

Dear Ms. Cherko:

This letter responds to the comments that you provided telephonically to me and my colleague Janet Smith on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Commission Staff”) on January 18, 2013 regarding the Funds’ annual reports to shareholders.

For convenience of reference, I have summarized the Commission Staff’s comment before the response by the applicable Fund(s).

1.	Comment: For annual NCSRs reviewed after July 31, 2012, there were not any noted ASU 2011-04 disclosures around transfers between levels 1 and 2 or any additional disclosures required by the ASU with respect to level 3 securities, please explain.

Response: We incorporate a materiality threshold of 2% of net assets with respect to disclosure of transfers between level 1 and level 2 securities as well as any disclosure of level 3 securities required by ASU 2011-04. For all of the funds reviewed, transfers related to level 1 and level 2 securities have not exceeded 2 % of net assets nor has any fund had level 3 securities that exceeded 2% of net assets.

2.	Comment: Class B returns presented in the “Your Fund’s performance” section does not seem to reflect conversion to class A shares and they should. Please confirm.

Response: Currently, as is disclosed in the notes to the Fund performance table, the Class B returns do not reflect conversion to Class A shares. However, we have been in the process of making system enhancements that would provide returns for Class B shares that reflect conversion to Class A shares. We currently expect that these enhancements will take effect by the end of the first quarter of 2013.

3.	Comment: In the Statement of Operations, the Administrative services line item references Note 2, but there does not seem to be any administrative services note or it is not clearly noted.

Response : Note 2 to the financial statements includes, the following statement, which addresses Administrative services.

“The fund reimburses Putnam Management an allocated amount for the compensation and related expenses of certain officers of the fund and their staff who provide administrative services to the fund. The aggregate amount of all such reimbursements is determined annually by the Trustees.”

4.	Comment: . Please confirm that for funds with performance fees the management fee in the prospectus reflects the performance adjustment.

Response: We confirm that the management fee disclosed in the prospectus includes any performance adjustment. For funds with management fees subject to a performance adjustment, there is a footnote to the expense table in the prospectus which states “Management fees are subject to a performance adjustment.”

5.	Comment: For funds with PIK income (Putnam Premier Income Trust and Putnam High Income Securities Fund), this income should be separately disclosed in the Statement of operations. Also, securities that pay PIK income should disclose the % of income that is paid in cash and in kind.

Response: Understanding the significance of an issuer having the ability to pay income in cash or additional securities, and that the proportion of these payments can vary over time, all Putnam funds include a footnote in the portfolio for PIK securities which states “Income may be received in cash or additional securities at the discretion of the issuer”. We believe this, along with disclosing the basis for recognizing non-cash dividends within our accounting policy footnotes addresses all requirements under Rule S-X 6.07. We also, though, recognize the importance of making additional disclosures to readers of the financial statements when certain amounts are material to the financial statements and will break out PIK income on the Statement of operations if those amounts are greater than 5% of total income. For Putnam Premier Income Trust and Putnam High Income Securities Fund, PIK income was less than 5% of total income for their 2012 annual periods.

6.	Comment: With respect to Credit Default Swaps, please confirm that the fund covers the notional amount of the swap under Section 18 (10666).

Response: We confirm that the Putnam funds cover the notional amount of credit default swaps under Section 18.

7.	Comment: For funds with returns of capitals, please confirm that they have complied with rule 19a-1 with respect to notification to shareholders Putnam(Premier Income Trust, Putnam Floating Rate Income Fund , Putnam Europe Equity and Putnam Diversified Income Trust)

Response: We confirm that the funds comply with the shareholder notice requirements of Rule 19a-1 under the Investment Company Act of 1940, as amended.

8.	Comment: For funds that hold tender option bonds, there should be disclosure related to the liquid assets used to cover these bonds.

Response: There are three Putnam funds that hold tender option bonds: Putnam California Tax Exempt Income Fund, Putnam Municipal Opportunities Trust and Putnam Managed Municipal Income Trust. Within the notes to each fund’s portfolio listing, we include the following statement with the appropriate dollar amount:

“At the close of the reporting period, the fund maintained liquid assets totaling $xx to cover certain tender option bonds.”

9.	Comment: Only one expense ratio can be presented in the financial highlights. That is the one that is based off of the Statement of operations line item. Any other ratios should be presented in the footnotes vs. as an additional line item in the table.

Response: We will utilize only one expense ratio in the financial highlights in future reports, with appropriate supplemental information provided in footnotes.

10.	Comment: For the funds that hold tender option bonds or issued Preferred Shares, address why they do not have a Statement of cash flows presented in the financial statements.

Response: For our three funds that hold tender option bonds, average debt outstanding is less than 10% of net assets and is not considered material to the fund.

With respect to our two closed end funds, Putnam Municipal Opportunities Trust and Putnam Managed Municipal Income Trust, that have issue preferred shares, those shares are redeemable at the option of the fund and are considered equity not debt (2001 SEC staff announcement Classification and Measurement of Redeemable Securities). As a result a cash flow statement would not be required.

11.	Comment: Putnam Premier Income Trust states that it is a non-diversified fund in the financial statement notes. It appears, however, that the fund is operating as a diversified fund. If so, please indicate how long it has been operating as such and, if the fund has been operating as such for more than 3 years, please consider whether this change needs to be approved by shareholders.

Response: Putnam Premier Income Trust has been operating as a diversified fund for at least the period of 2010 through 2012 (measured on a fiscal quarter basis). Such a change from non-diversified to diversified classification does not require shareholder approval under the Investment Company Act of 1940, as amended, and the rules thereunder. Also, we do not believe that the fund's documents (e.g., declaration of trust, bylaws, shareholder reports, proxy statements, etc.) required shareholder approval of a classification change, or in any way indicated to shareholders that they would have an approval right over such a change.

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12.	Comment: In the total return swap note of Putnam Premier Income Trust, there doesn’t appear to be any disclosure related to the volume of swap activity.

Response: Included in the last sentence of the total return swap contracts note in Putnam Premier Income Trust, we have included the statement that the total return swap contracts at the close of the reporting period are indicative of the volume of activity during the period.

13.	Comment: For Putnam Premier Income Trust and Putnam Master Intermediate Income Trust, please confirm that the dividend yield excludes the return of capital distribution.

Response: The dividend yield for these funds includes the return of capital distribution reported in the table, “Fund price and distribution information” in the annual report. The Putnam funds do not have a managed distribution policy. Monthly Dividend rates are based on expected or actual net investment income, exclusive of foreign currency and swap gains and losses. Typically, when a fund has a significant return of capital it's due to foreign currency or swap gains or losses which are not components of the regular monthly dividend but affect its character retroactively on a tax basis. For further clarification, moving forward we will also state this in the footnote to the table that is associated with the current dividend rate as follows:

“Most recent distribution, including any return of capital and excluding capital gains, annualized and divided by NAV or market price at end of period."

14.	Comment: For Putnam Global Financials Fund, Putnam Global Industrials Fund, Putnam Global Technology Fund, Putnam Global Telecommunications Fund and Putnam Retirement Income Fund Lifestyle 2 there is a Receivable from Manager included in the Statement of assets and liabilities. Please explain what this relates to and when it was settled.

Response: These amounts represent situations where the manager’s expense waiver commitments for a given period exceeded the management fees payable by the fund to the manager for that period.. The outstanding receivables were paid to the fund by Putnam Management within a month.

15.	Comment: Putnam Global Technology appears to invest 84% of its assets in U.S. securities, and Putnam Global Health Care Fund invests 75% of its assets in U.S. securities how do these funds comply with Rule 35d-1?

Response: The prospectuses for the global sector funds state that each fund will normally invest "at least 40% of its net assets in securities of foreign companies (or, if less, at least the percentage of net assets that is 10% less than the percentage of the fund's benchmark represented by foreign companies, as determined by the providers of the benchmark)." The prospectus also describes the methodology Putnam uses to determine whether a company is "foreign" for purposes of this test. Notably, a company might be considered "foreign" by Putnam for purposes of this compliance test, but be considered a U.S. company for financial statements purposes. We confirm that the fund's investments are in compliance with the test set forth in the prospectus.

16.	Comment: Page 6 of George Putnam Balanced Fund, the section “How did the fixed income portfolio perform”, seems to contain statements that are inconsistent with statements in the next section “ What was the funds exposure to government securities?”. Please explain.

Response: It is important to read these two questions and answers in the context of the portfolio and its fixed-income index, the Barclays U.S. Aggregate Bond Index. The fund was indeed overweight corporate bonds, underweight Treasuries, and had a neutral and small underweight to agency mortgage position relative to the index. When looking at the make-up of the Barclays U.S. Aggregate Bond Index, it is more approximately three-quarters government-related debt. So a 60% allocation to this sector on a relative basis in the portfolio is actually an underweight compared to the benchmark.

17.	Comment: On pages 13 and 14 of George Putnam Balanced Fund the POP (After sales charge) return for class A and class M shares do not seem to have the spread that would be expected given the difference in sales loads.

Response: When comparing Class A and Class M share returns at POP, two factors need to be considered: the front end sales charge and the ongoing difference in distribution fee spreads (Class A shares charge 0.25% and Class M shares charge 0.75%). Given these two factors, each return appears reasonable for the 1,3,5 and 10 year periods. For instance, the 5 year annual average return difference between Class A share POP (-2.86%) and Class M share POP (-2.88%) is a 0.02% higher return for Class A shares which is in line with the expected difference of 0.05% based on Class A’s higher sales charge and lower distribution fee relative to Class M (2.25% higher front end sales charge / 5 years = 0.45% plus savings of 0.50% annually in distribution fee charges).

18.	Comment: Based on George Putnam Balanced Fund’s investments in other investment companies, we would expect to see acquired fund fees noted in the prospectus expense table. Please explain why that is not the case.

Response: Only acquired fund fees greater than 0.01% are disclosed separately in the prospectus expense table. For George Putnam Balanced Fund, its acquired fund fees were below 0.01% and as a result were included under other expenses in the prospectus table.

19.	Comment: The management fee disclosure included in Note 2 of George Putnam Balanced Fund does not seem clear as to who is paid and the waiver language seems inconsistent with the SAI.

Response: The first paragraph of Note 2 is incorrect in the George Putnam Balanced Funds July 31, 2012 annual report and should read:

“The fund pays Putnam Management a management fee (based on the fund’s average net assets and computed and paid monthly)at annual rates that may vary based on the average of the aggregate net assets of most open-end funds, as defined in the fund’s management contract, sponsored by Putnam Management. Such annual rates may vary as follows:”

The remainder of the disclosure, including the tier structure and the management fee waiver disclosure are correct. Considering all factors, including the facts that the Statement of operations does not present an expense waiver, that the semi-annual report included the correct disclosure, there was no disclosure of a change in contract in the annual report and that the tier structures are stated correctly, we believe that the shareholder report is not materially misstated, but will publish on Putnam’s website a supplement for the George Putnam Balanced Fund’s annual report correcting this error and will provide the supplement in fulfilling any new request for the annual report.

20.	Comment: Putnam Capital Opportunities Funds’ link on the website to its summary and statutory prospectus does not work. Please correct.

Response: We have tested this link and did not encounter any problems.

21.	Comment: Putnam Dynamic Asset Allocation Conservative Fund and Putnam Dynamic Asset Allocation Balanced Fund look like they have had over 100% annual turnover for the past 5 years. There does not seem to be any additional risk disclosures related to this level of turnover in the prospectus. Also, under Item 9, this consistent level of turnover should be addressed with respect to disclosure of frequent trading being a principle investment strategy.

Response: All of our funds provide disclosure, as required, about portfolio turnover both in the "summary" portion of the prospectus and, in the "Item 9" disclosure. These disclosures comply with Form N-1A, including Instruction 7 to Item 9(b)--they mention the tax consequences and negative effect on performance of transaction costs. We believe that our disclosures are accurate and sufficient. For funds that consistently have over 100% turnover, in the future we will remove the “from time to time” reference in the Portfolio Turnover section of the prospectus.

22.	Comment: Putnam Small Cap Growth Funds value of collateral related to its security lending is less than the loan amount. There doesn’t appear to be any disclosure in Note 1 about why these are different

Response: There are times when the collateral on securities on loan falls below the loan value. This situation is addressed in the security lending footnote on page 38 of Putnam Small Cap Growth Fund’s annual report, and states that “any additional collateral is allocated to the fund on the next business day.”

23.	Comment: Putnam Small Cap Growth Fund, Putnam U.S. Government Income Trust, Putnam American Government Income Fund and Putnam Income Fund include “from time to time” disclosure in their prospectus related to their turnover. Since consistently over 100%, this language does not address Item 9 requirements.

Response: See response to comment 21.

24.	Comment: Putnam Retirement Income Fund Lifestyle 3s’ Management Discussion of Fund Performance (“MDFP”) only seems to discuss the market conditions and lacks disclosure related to the investment techniques and strategies that impacted the fund during the reporting period.

Response: This fund is an income-generating portfolio with a fixed asset allocation strategy. Therefore it is the asset allocation — not individual holdings — that have a primary impact on performance, and in our view the fund is principally affected by overall market and macroeconomic factors. In addition, we note that there is a question on page 7 of the MDFP that specifically discusses strategy.

25.	Comment: Putnam Retirement Income Fund Lifestyle 3s’ expense ratio in the financial highlights does not equal the ratio in the prospectus. Please explain.

Response: The expense ratio in the prospectus is 0.07% more than that shown on the financial highlights. This difference is the result of two variables. First, the prospectus, as is required, includes 0.11% of acquired fund fees which the financial highlights do not. In addition, the prospectus includes the full impact of the 0.75% expense cap (which excludes acquired fund fees). This expense cap became effective during the fund’s fiscal year, so the full impact of the waiver was not reflected in the financial highlights but is reflected in the prospectus expense table.

26.	Comment: For Putnam Europe Equity Fund, Putnam Equity Income Fund and Putnam Multi Cap Growth Fund, the securities lending collateral is less than the securities on loan, but there does not seem to be disclosure explaining this.

Response: See response to comment 22.

27.	Comment: Putnam U.S. Government Income Trust’s fair value hierarchy amounts for interest rate and total return swaps do not agree with the portfolio table. Please explain.

Response: The total return and interest swap tables reflect the unrealized appreciation/(depreciation) of the swap contracts, which is a combination of the current market value and any upfront premium. The ASC 820 fair value hierarchy summarizes just the current market value of any positions held.

28.	Comment: For Putnam New York Tax Exempt Income Fund, Putnam Pennsylvania Tax Exempt Income Fund, Putnam Ohio Tax Exempt Income Fund, Putnam Massachusetts Tax Exempt Income Fund, Putnam Minnesota Tax Exempt Income Fund and Putnam Michigan Tax Exempt Income Fund the MDFP focus is on the market and not on specific investment strategies and techniques that impacted performance.

Response: The state specific tax exempt fund portfolio manager interviews have tended to focus on fundamentals and macroeconomic developments that affect the broad municipal bond market. The portfolio managers believe that these factors are the primary driver of the funds’ performance over any given time period. The funds also include a section on the positioning of the portfolio, which, while relevant, usually is not a principal driver of performance. We believe that the majority of the portfolio managers commentary should focus on those factors most influential to fund performance and relevant to shareholders.

29.	Comment: Putnam Michigan Tax Exempt Income had a return of capital . Please confirm the dividend yield excludes the return of capital distribution

Response: The fund had a very slight return of capital ($0.002195/share). See response to comment 13.

30.	Comment: Putnam Investors Fund has Southern Trust Bank Corp, a preferred stock valued at cost. Why?

Response: In response to your inquiry on Putnam's decision to price the First Southern Bancorp, Inc. 5% cumulative preferred stock at cost, pursuant to Putnam's pricing procedures, we believe carrying the security at cost is reasonable. Based on discussions with a broker familiar with First Southern, it appears that trading in the cumulative preferred stock is rare and that given the limited information on the preferred stock, valuing at cost would not be unreasonable. Putnam has recently received more current financial information on First Southern Bancorp and, consistent with our pricing procedures, is evaluating the information to determine its effect on our fair valuation.

31.	Comment: Putnam Investors Fund invests in other investment companies but does not have an acquired fund fees and expense line item in the prospectus. Why?

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Response: Only acquired fund fees greater than 0.01% are disclosed separately in the prospectus expense table. For Putnam Investors Fund, its acquired fund fees were below 0.01% and as a result were included under Other expenses in the prospectus table.

I believe that this letter addresses the Commission Staff’s comments. Please also find attached as Appendix A certain representations by an officer of the Funds. Should you have any further questions, please do not hesitate to call me at (617) 760-5027. Thank you for your assistance.

Very truly yours,

/s/Kevin Blatchford

Kevin Blatchford

Senior Manager

Appendix A

Re: Annual Reports to Shareholders of The Putnam Funds (the “Funds”)

Reference is made to the Annual Reports to Shareholders and to the attached letter from an officer of Putnam Investments. As requested, we acknowledge the following: (i) the comments of the Commission’s Staff with respect to the filing, and this response, do not foreclose the Commission or its Staff from taking any action with respect to the filing; (ii) should the Commission or its Staff not take any action with respect to the filing, it does not relieve a Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) should the Commission or its Staff not take any action with respect to the filing, the Fund may not assert this as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

Very truly yours,

/s/ Robert R. Leveille

Robert R. Leveille

Vice President and Chief Compliance Officer

The Putnam Funds

February 15, 2013